

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 10, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Douglas A. Carty
Chief Financial Officer
Laidlaw International, Inc.
55 Shuman Blvd., Suite 400
Naperville, Illinois 60563

Re: Laidlaw International, Inc.
Form 10-K for the year ended August 31, 2005
Filed November 14, 2005
File No. 001-10657

Dear Mr. Carty:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief